GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

Introduction

This Management's Discussion and Analysis ("MD&A") is dated as of February 12, 2026 unless otherwise indicated and should be read in conjunction with the unaudited consolidated condensed interim financial statements of GreenPower Motor Company Inc. ("GreenPower", "the Company", "we", "our" or "us") for the three and nine months ended December 31, 2025 and the related notes. This MD&A was written to comply with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three and nine months ended December 31, 2025 are not necessarily indicative of the results that may be expected for any future period. The consolidated condensed interim financial statements are prepared in compliance with IAS 34 Interim Financial Reporting as issued by the IASB.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A may contain forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements in this MD&A may include, but are not limited to statements involving estimates, assumptions or judgements, and these statements may be identified by words such as "believe", "expect", "expectation", "aim", "achieve", "intend", "commit", "goal", "plan", "strive" and "objective", and similar expressions of future or conditional verbs such as "will", "may", "might", "should", "could" or "would". By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, and that our plans, goals, expectations and objectives will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements.

Non-IFRS Measures and Other Supplementary Performance Metrics

This MD&A includes certain non-IFRS measures and other supplementary performance metrics, which are defined below. These measures do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and are therefore unlikely to be comparable to similar measures presented by other companies. Investors are cautioned that non-IFRS financial measures should not be construed as an alternative to IFRS measures. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under IFRS. Readers should not rely on any single financial measure to evaluate GreenPower's business.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

This MD&A refers to Adjusted EBITDA "Adjusted EBITDA", a non-IFRS measure, which is defined as loss for the year (for annual periods) or loss for the period (for quarterly periods), plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the profitability of the business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

This MD&A also makes reference to "Total Cash Expenses", a non-IFRS measure, which is defined as sales, general and administrative costs plus interest and accretion, plus/(less) foreign exchange loss/(gain), less depreciation, less share-based payments, less amortization of deferred financing fees, plus/(less) the decrease/(increase) in warranty liability, plus / (less) the (allowance) / recovery for credit losses, less impairment of assets. Total Cash Expenses is a measure used by management as an indicator of sales, general and administrative, interest and accretion, and foreign exchange costs that excludes the impact of certain non-cash charges. Management believes that Total Cash Expenses provides a measure of cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

This MD&A also makes reference to "Vehicle Deliveries", a supplementary performance metric, that management believes provides useful information regarding the business activity of the Company during a quarter or year. Vehicle Deliveries is vehicles that have been sold or leased to a customer during a quarter or a year, as determined by management. The models of vehicles included in Vehicle Deliveries will vary over time, such that Vehicle Deliveries in one period may not be comparable to Vehicle Deliveries in another period. Vehicle Deliveries is not a financial metric, and vehicle deliveries is not an indication of the Company's financial performance in a given period. While management considers Vehicle Deliveries to be a useful supplementary performance metric, users are cautioned to consider other factors to evaluate GreenPower's business.

Description of Business

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, British Columbia, Canada with primary operational facilities in southern California, and a manufacturing facility in West Virginia. Listed on the TSX Venture Exchange from November 2015 until the Company's voluntary de-listing from the TSX in November 2025, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com. This website does not constitute part of this MD&A and is not incorporated by reference.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

Operations

The following is a description of GreenPower's business activities during the three months ended December 31, 2025. During the quarter, GreenPower generated revenue from the production and delivery of two EV Stars, three Nano BEAST Type A school buses, and one BEAST Type D school bus. The three Nano BEASTs were delivered to a dealer in the state of California for use by a school district in the state. The EV Star deliveries included one EV Star Mobility Plus delivery to a healthcare provider in the State of Massachusetts, and a delivery of one pre-owned EV Star to a school in California. One BEAST vehicle was delivered to a dealer in the state of Arizona for use by a school district in the state.

During the quarter the Company continued to oversee the management of the New Mexico Pilot program to implement an all electric school bus pilot project. The contract with the state of New Mexico provides funding for more than $5 million for the purchase of Nano BEAST, BEAST and Mega BEAST school buses, charging infrastructure, and management of a pilot project in the state. During the quarter, the Company completed the installation of charging infrastructure and is actively engaged in discussion to lease a physical location in the state for vehicle maintenance and support.

During the quarter the Company raised gross proceeds of $1,120,050 from the issuance of Series A convertible preferred shares (the "Series A shares") with a stated value of $1,179,000. The initial tranche was comprised of 754 Series A shares issued pursuant to an effective shelf registration statement and 425 Series A Shares issued in a concurrent private placement. The Company and investor agreed that a follow-on tranche of 926 Series A Shares with a stated value of $926,000 and purchase price of $879,700 will be issued at a later date. The institutional investor has the right to acquire and the Company has the right to issue additional Series A Shares in tranches of up to $2 million, subject to certain terms and conditions, to a total of up to US$16 million. The Series A Shares have a dividend rate of 9% per annum and each Series A Share is eligible to be converted into common shares of the Company at 105% of the stated amount of the Series A Share and are convertible at US$1.975 per Share, subject to adjustment as provided for in the rights and restrictions of the Series A Convertible Preferred Shares.

Subsequent to the end of the quarter GreenPower completed several transactions to recapitalize the Company. On January 8, 2026 the Company closed two term loans of $2.5 million each, for $5 million in total, from two family offices. The proceeds from the $5 million loans were used to repay the line of credit with Bank of Montreal. As a bonus for entering into the loan, one of the family offices received 3,205,128 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $0.78 per share. The second family office received, as a bonus for entering into the loan, 641,025 common shares of the Company.

The CIBC line of credit and CIBC instalment loan closing occurred on January 12, 2026. As a condition to this closing GreenPower repaid the Bank of Montreal line of credit with proceeds from the $5m term loans from two family offices and the remainder from a portion of the CIBC instalment loan. Two directors of the Company provided joint and several guarantees of up to $5 million in support of the CIBC credit facilities (the "Guarantees"). As a bonus for providing the Guarantees one of the directors received 2,016,129 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $1.24 per share. The second family office received, as a bonus for providing the Guarantees, 403,225 common shares of the Company.

On January 22, 2026 the Company converted $7 million of principal and accrued interest of loans with certain related parties of the Company into convertible debentures. The convertible debentures have a maturity date of January 22, 2029, and bear interest at 12% per annum. The principal amount of the convertible debentures are convertible at the option of the holders into common shares of the company at $0.99 per share.

On January 28, 2026 the Company announced that it had converted $2.85 million of loans with certain related parties of the Company into 3,000 Series B convertible preferred shares with a stated value of $3 million. The Series B Convertible Preferred Shares have a dividend rate of 9% per annum and each Series B Convertible Preferred Share is eligible to be converted into common shares of the Company at 105% of the stated amount of the Series B Convertible Preferred Share and are convertible at US$1.975 per Share, subject to adjustment as provided for in the rights and restrictions of the Series B Convertible Preferred Shares.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

Inventory, Property and Equipment

As at December 31, 2025 the Company had:

  Property and equipment on the statement of financial position totaling $854,860, comprised of several models of GreenPower vehicles used for demonstration and other purposes, company vehicles used for sales, service and operations, tools and equipment, and other business property and equipment;
  Work in process and parts inventory totaling approximately $14.5 million representing EV Star's, BEAST Type D school buses, Nano BEAST Type A school buses and parts inventory; and
  Finished goods inventory totaling approximately $9.1 million, comprised of EV Star cab and chassis and other EV Star models, BEAST Type D and Nano BEAST Type A models.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company's business, financial condition, or results of operations other than as disclosed herein under "Risk Factors".

Results of Operations

For the three-month period ended December 31, 2025

Revenues, Gross Profit, and Gross Profit Margin

For the three-month period ended December 31, 2025, the Company recorded revenues of $8,495,323 and cost of sales of $1,176,572, generating a gross profit of $7,318,751, or 86.2% of revenues. Revenues for the quarter included $6,858,820 related to deposits received from Workhorse Group Inc. ("Workhorse"), which were recognized as revenue during the quarter due to a settlement agreement in which the parties agreed that GreenPower could retain the deposits received from Workhorse with no further obligations from GreenPower, and Workhorse had no further obligation to purchase vehicles ordered from GreenPower. Excluding this revenue, the Company generated revenue of $1,636,503, gross profit of $459,931 and a gross profit margin of 28.1%. Cost of Sales included a $90,000 inventory write-down. For the three-month period ended December 31, 2024, the Company recorded revenues of $7,218,897 and cost of sales of $6,164,860, generating a gross profit of $1,054,037, or 14.6% of revenues. Revenues for the three-month period ended December 31, 2025 increased by $1,276,426, or 17.7%, compared to the same period in 2024, and this increase was primarily attributable to the recognition of the Workhorse deposits into revenue. Excluding this non-recurring item, revenues for the quarter decreased by 77.3% compared to the same period in the prior year, primarily due to lower vehicle sales volumes, with vehicle deliveries totaling 6 vehicles during the three-month period ended December 31, 2025 compared to 28 vehicles in the same period in 2024. Gross profit for the three-month period ended December 31, 2025 increased compared to  the same period in 2024, and gross profit margin increased to 86.2% from 14.6%; however, excluding the effect of the Workhorse deposits, gross profit decreased by approximately $594,106, or 56.4%, and gross profit margin increased to approximately 28.1% for the three-month period ended December 31, 2025, compared to gross profit of $1,054,037 and a gross profit margin of 14.6% in the prior year period, primarily due to the reduction in vehicle costs, and by higher margins on parts sales and other operational revenues.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

Operating Costs

For the three-month period ended December 31, 2025 compared to the three-month period ended December 31, 2024, operating costs declined by $2,841,043, or 54.3%. The decline in operating costs was primarily the result of reductions in salaries and administrative costs and share-based compensation costs due to staff reductions in California and West Virginia, a reduction in sales and marketing expenses, lower travel, accommodation, meals and entertainment costs as management reduced marketing and travel activities, lower product developments costs, and a reduction in office expenses associated with the decreased number of locations leased by the Company. The reduction in these expenses was partially offset by increases in professional fees, primarily related to higher legal costs and audit fees. Other comprehensive loss for the three-month period ended December 31, 2025 was $40,057, compared to other comprehensive income of $71,015 for the same period in the prior year, primarily resulting from foreign currency translation adjustments.

For the nine-month period ended December 31, 2025

Revenues, Gross Profit, and Gross Profit Margin

For the nine-month period ended December 31, 2025, the Company recorded revenues of $12,534,610 and cost of sales of $4,490,459, generating a gross profit of $7,954,151, or 63.5% of revenues. For the same nine-month period ended December 31, 2024, the Company recorded revenues of $15,563,145 and cost of sales of $13,827,609, generating a gross profit of $1,735,536, or 11.2% of revenues. The decrease in revenues for the nine-month period ended December 31, 2025 compared to the nine-month period ended December 31, 2024 was $3,028,535, or 19.5%, and was due to sales of 22 vehicles during the nine-month period compared to sales of 62 vehicles in the same nine-month in the prior year, a decline of 62.9%. For the nine-month period ended December 31, 2025, revenue was generated from the sale of 9 Nano BEAST, 3 BEAST Type A all-electric school buses, and 9 EV Stars, as well as from finance and operating leases and the sale of parts, and ad hoc revenues associated with the New Mexico Pilot Project. Revenues for the period also included amounts related to deposits received from Workhorse, which was recognized as revenue pursuant to the Settlement and Mutual Release Agreement. For the nine-month period ended December 31, 2024, revenue was generated from the sale of 27 BEAST Type D all-electric school buses, 1 Nano Beast-Type A School Bus, 11 EV Star Cargo and Cargo Plus, and 23 EV Stars, and recognized revenue from the sale of parts, from finance and operating leases and from the operations of GP Truck Body. Gross profit for the nine-month period ended December 31, 2025 compared to the nine-month period ended December 31, 2024 increased by $6,218,615, or 358.3%. This resulted in a gross profit margin of 63.5% for the nine-month period ended December 31, 2025 compared to a gross profit margin of 11.2% for the nine-month period ended December 31, 2024. The increase in gross profit margin was primarily due to the recognition of $6,858,820 in revenue from deposits received from Workhorse. Excluding this revenue, the Company generated gross profit of $1,095,331 and a gross profit margin of 19.3% for the 9 months ended December 31, 2025.

Operating Costs

For the nine-month period ended December 31, 2025 compared to the nine-month period ended December 31, 2024, operating costs declined by $5,404,748, or 36.2%. The decline in operating costs was primarily the result of reductions in salaries and administration costs and share-based compensation costs due to staff reductions in California and West Virginia, reductions in sales and marketing expenses, and lower travel, accommodation, meals and entertainment costs as management reduced marketing and travel activities, as well as lower office expenses associated with the reduced number of locations leased by the Company. The reduction in these expenses was partially offset by increases in professional fees, primarily related to higher legal costs and audit fees.

The consolidated total comprehensive income for the nine-month period was impacted by $27,446 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

Comparison of Quarterly Results

The following table compares the results of the quarter ended December 31, 2025 with the quarter ended December 31, 2024:

	For the quarters ended		Quarter over quarter change
	December 31,	December 31,	2025 to	2025 to
	2025	2024	2024	2024

Revenue	$8,495,323	$7,218,897	17.7%	$1,276,426
Cost of sales	1,176,572	6,164,860	-80.9%	(4,988,288)
Gross Profit	7,318,751	1,054,037	594.4%	6,264,714
Gross profit margin¹	86.2%	14.6%	71.5%

Sales, general and administrative costs
Salaries and administration	1,075,364	2,920,418	-63.2%	(1,845,054)
Depreciation	339,219	399,440	-15.1%	(60,221)
Product development costs	151,381	380,293	-60.2%	(228,912)
Office expense	88,346	264,012	-66.5%	(175,666)
Insurance	302,682	397,936	-23.9%	(95,254)
Professional fees	344,587	253,269	36.1%	91,318
Sales and marketing	10,770	129,721	-91.7%	(118,951)
Share-based payments	50,875	135,677	-62.5%	(84,802)
Transportation costs	50,299	57,802	-13.0%	(7,503)
Travel, accommodation, meals and entertainment	17,082	55,680	-69.3%	(38,598)
Allowance for credit losses	(37,004)	240,396	-115.4%	(277,400)
Total sales, general and administrative costs	2,393,601	5,234,644	-54.3%	(2,841,043)
Income / (loss) from operations before interest, accretion and foreign exchange	4,925,150	(4,180,607)	217.8%	9,105,757

Interest and accretion	(710,483)	(562,360)	26.3%	(148,123)
Foreign exchange gain / (loss)	(982)	3,945	-124.9%	(4,927)
(Loss) / gain on sale of fixed assets	-	-	NM	-

Income / (loss) for the period	4,213,685	(4,739,022)	188.9%	8,952,707
Other comprehensive income / (loss)
Cumulative translation reserve	(40,057)	71,015	NM	(111,072)
Total comprehensive loss for the year	$4,173,628	$(4,668,007)	189.4%	$8,841,635
Earnings / (loss) per common share, basic and diluted	$1.32	$(1.66)	179.4%	$2.98
Weighted average number of common shares outstanding, basic and diluted	3,192,199	2,851,290	12.0%	340,909

Adjusted EBITDA (Note 2)	$5,246,413	$(3,228,153)	262.5%	$8,474,566

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

(1) - Gross profit margin, a supplementary financial metric, is calculated as gross profit divided by revenue. Gross profit margin is not a defined term under IFRS.

(2) - "Adjusted EBITDA", as reflected above, is a non-IFRS measure, which is defined as loss for the period (for quarterly periods), or loss for the year (for annual periods) plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income. See page 11 for the calculation of Adjusted EBITDA for the quarters ended December 31, 2025, and December 31, 2024.

Change in income for the period, earnings per common share, and Adjusted EBITDA

The Company generated income of $4,213,685for the quarter ended December 31, 2025 compared to a loss of $4,739,022 for the quarter ended December 31, 2024, an increase of 188.9%. The improved operating results were driven by significantly lower operating expenses and $6,858,820 in revenue recognized during the current quarter from the Workhorse settlement agreement.

The Company generated earnings of $1.32 per common share for the quarter ended December 31, 2025 compared to a loss of $1.66 per share in the quarter ended December 31, 2024. Earnings per share increased by $2.98 per share, or 179.4%, due to the income generated during the quarter ended December 31, 2025, primarily due to the $6,858,820 in revenue recognized during the quarter from the Workhorse settlement agreement, as well as significantly lower operating expenses.

Adjusted EBITDA for the quarter ended December 31, 2025 increased by $8,446,256, or 261.6%, compared to the same quarter in the prior year. The improvement was primarily driven by improved operating results, including significantly lower operating expenses and favorable changes related to the Workhorse deposit.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

Summary of Quarterly Results

A summary of selected information for each of the last eight quarters is presented below:

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2025	2025	2025	2025
Financial results
Revenues	$8,495,323	$2,489,820	$1,549,467	$4,284,134
(Loss) / income for the period	4,213,685	(3,593,359)	(4,163,851)	(3,833,914)
Basic and diluted earnings / (loss) per share	$1.32	$(1.18)	$(1.40)	$(1.30)
Balance sheet data
Working capital (Note 1)	5,762,176	6,352,309	5,955,259	8,106,809
Total assets	30,764,000	32,010,466	33,334,460	35,071,725
Shareholders' (deficiency)	(3,158,207)	(8,334,120)	(5,177,496)	(1,605,966)

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2024	2024	2024	2024
Financial results
Revenues	$7,218,897	$5,347,190	$2,997,058	$5,092,890
Loss for the period	(4,739,022)	(4,701,864)	(5,388,648)	(6,631,577)
Basic and diluted earnings/(loss) per share	$(1.66)	$(1.77)	$(2.08)	$(2.65)
Balance sheet data
Working capital (Note 1)	12,835,583	10,090,572	13,919,050	15,561,765
Total assets	37,367,033	39,374,461	43,464,519	45,203,284
Shareholders' equity	2,138,161	4,153,826	8,600,047	11,566,819

1) - Working capital defined as Total Current Assets minus Total Current Liabilities

Changes in Quarterly Results

GreenPower's revenue of $8.5 million in the quarter ended December 31, 2025 represented a significant increase compared to the prior three quarters of calendar year 2025 and was the highest quarterly revenue recorded during the calendar year. The increase was primarily driven by revenue recognized during the quarter, including $6,858,820 deposits related to Workhorse, which is not considered representative of the Company's ongoing revenues. Excluding the impact of this deposit, revenue for the quarter would have been $1,636,503, which was a decline of 34.3% from the prior quarter and a decline of 77.3% from the same quarter in the prior year.

During the eight quarters ended December 31, 2025, GreenPower's income/(loss) for the period ranged from ($6,631,577) to $4,213,685. The income for the quarter ended December 31, 2025 of $4,213,685 was significantly influenced by non-recurring items recognized during the quarter. Basic and diluted income/(loss) per share over the same eight-quarter period ranged from ($2.65) to $1.32 in the quarter ended December 31, 2025. Improvements in income/(loss) per share were largely driven by reductions in sales, general and administrative expenses over this period, as well as $6,858,820 in revenue recognized during the current quarter from the Workhorse settlement agreement.

GreenPower's total assets have declined steadily from a peak of $45.2 million at March 31, 2024 to a low of $30.8 million at December 31, 2025. Similarly, GreenPower's working capital has declined steadily from a peak of $15.6 million at March 31, 2024 to a low of $5.8 million at December 31, 2025. The decline in total assets and in working capital over the period was primarily attributable to the Company's focus on selling inventory on hand and limiting investments in new work in process inventory to existing customer orders.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

The following table summarizes vehicle deliveries pursuant to vehicle sales for the last eight quarters:

	For the three months ended
	December 31,	September 30,	June 30,	March 31,
	2025	2025	2025	2025
Vehicle Sales
EV Star (Note 1)	2	5	2	14
EV Star CC's Sold to Workhorse	0	0	0	0
Nano BEAST and BEAST school bus	4	6	3	8
EV 250	0	0	0	0

Vehicle Deliveries (Note 3)	6	11	5	22

	For the three months ended
	December 31,	September 30,	June 30,	March 31,
	2024	2024	2024	2024
Vehicle Sales
EV Star (Note 1, 2)	14	11	9	12
EV Star CC's Sold to Workhorse	0	0	0	10
Nano BEAST and BEAST school bus	14	11	3	4
EV 250	0	0	0	0

Vehicle Deliveries (Note 3)	28	22	12	26

1) Includes various models of EV Stars

2) EV Stars delivered in the quarter ended December 31, 2023 include 2 EV Stars accounted for as finance leases, and 3 EV Stars accounted for as operating leases.

3) "Vehicle Deliveries", as reflected above, is a supplementary performance metric, that management believes provides useful information regarding the business activity of the Company during a quarter or year. Vehicle Deliveries is vehicles that have been sold or leased to a customer during a quarter or a year, as determined by management. The models of vehicles included in Vehicle Deliveries will vary over time, such that Vehicle Deliveries in one period may not be comparable to Vehicle Deliveries in another period. Vehicle Deliveries is not a financial metric, and vehicle deliveries is not an indication of the Company's financial performance in a given period. While management considers Vehicle Deliveries to be a useful supplementary performance metric, users are cautioned to consider other factors to evaluate GreenPower's business.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

The following tables summarize cash expenses for the last eight quarters:

	For the three months ended
	December 31,	September 30,	June 30,	March 31,
	2025	2025	2025	2025

Total sales, general and administrative costs	$2,393,601	$3,201,298	$3,946,659	$5,169,826
Plus:
Interest and accretion	710,483	612,360	571,898	518,752
Foreign exchange loss/(gain)	982	28,458	6,976	(1,836)
(Loss) / gain on sale of fixed assets	-	24,961	-	-
Less:
Depreciation	(339,219)	(350,080)	(412,166)	(376,937)
Share-based payments	(50,875)	(85,701)	(184,144)	(63,893)
(Increase)/decrease in warranty liability	(30,845)	(14,321)	21,325	(28,507)
(Allowance) / recovery for credit losses	37,004	(25,061)	(7,467)	134,295

Total Cash Expenses (Note 1)	$2,721,131	$3,391,914	$3,943,081	$5,351,700

	For the three months ended
	December 31,	September 30,	June 30,	March 31,
	2024	2024	2024	2024

Total sales, general and administrative costs	$5,234,644	$4,584,730	$5,126,932	$6,371,346
Plus:
Interest and accretion	562,360	572,472	522,753	668,282
Foreign exchange loss/(gain)	(3,945)	4,297	(39,173)	(119,272)
(Loss) / gain on sale of fixed assets	-
Less:
Depreciation	(399,440)	(427,978)	(457,758)	(504,225)
Share-based payments	(135,677)	(289,893)	(408,005)	(124,227)
(Increase)/decrease in warranty liability	(172,996)	(84,307)	220,271	(93,361)
(Allowance) / recovery for credit losses	(240,396)	126,348	(7,970)	(1,136,852)

Total Cash Expenses (Note 1)	$4,844,550	$4,485,669	$4,957,050	$5,061,691

1) "Total Cash Expenses", as reflected above, is a non-IFRS measure which is defined as sales, general and administrative costs plus interest and accretion, plus/(less) foreign exchange loss/(gain), less depreciation, less share-based payments less amortization of deferred financing fees, plus/(less) the decrease/(increase) in warranty liability, plus / (less) the (allowance) / recovery for credit losses, less impairment of assets. Total Cash Expenses is a measure used by management as an indicator of sales, general and administrative, interest and accretion, and foreign exchange costs that excludes the impact of certain non-cash charges. Management believes that Total Cash Expenses provides a measure of cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

The following table summarizes Adjusted EBITDA for the last eight quarters:

	For the three months ended
	December 31,	September 30,	June 30,	March 31,
	2025	2025	2025	2025

Income / (loss) for the period	$4,213,685	$(3,593,359)	$(4,163,851)	$(3,833,914)
Plus:
Depreciation	339,219	350,080	412,166	376,937
Interest and accretion	710,483	612,360	571,898	518,752
Share-based payments	50,875	85,701	184,144	63,893
Allowance / (recovery) for credit losses	(37,004)	25,061	7,467	(134,295)
Increase/(decrease) in warranty liability	(30,845)	14,321	(21,325)	28,507

Adjusted EBITDA (Note 1)	$5,246,413	$(2,505,836)	$(3,009,501)	$(2,980,120)

	For the three months ended
	December 31,	September 30,	June 30,	March 31,
	2024	2024	2024	2024

Loss for the period	$(4,739,022)	$(4,701,864)	$(5,388,648)	$(6,631,577)
Plus:
Depreciation	399,440	427,978	457,758	504,225
Interest and accretion	562,360	572,472	522,753	668,282
Share-based payments	135,677	289,893	408,005	124,227
Allowance / (recovery) for credit losses	240,396	(126,348)	7,970	1,136,852
Increase/(decrease) in warranty liability	172,996	84,307	(220,271)	93,361

Adjusted EBITDA (Note 1)	$(3,228,153)	$(3,453,562)	$(4,212,433)	$(4,104,630)

1) "Adjusted EBITDA", as reflected above, is a non-IFRS measure, which is defined as loss for the period (for quarterly periods), or loss for the year (for annual periods) plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

Liquidity and Capital Resources

As at December 31, 2025, the Company had a cash balance of $675,950 and working capital, defined as current assets minus current liabilities, of $5,762,176. The Company's line of credit has a maximum credit limit of up to $6,000,000 and amounts available in excess of $5,000,000 are subject to margining requirements. As at December 31, 2025, the line of credit had a drawn balance of $5,954,017. In addition, the Company had a revolving term loan facility of up to $5 million, which can be used to fund payments to suppliers to build inventory pursuant to customer orders.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

During the quarter the Company raised gross proceeds of $1,120,050 from the issuance of Series A convertible preferred shares (the "Series A shares") with a stated value of $1,120,050. The initial tranche was comprised of 754 Series A shares issued pursuant to an effective shelf registration statement and 425 Series A Shares issued in a concurrent private placement. The Company and investor agreed that a follow-on tranche of 926 Series A Shares with a stated value of $926,000 and purchase price of $879,700 will be issued at a later date. The institutional investor has the right to acquire and the Company has the right to issue additional Series A Shares in tranches of up to $2 million, subject to certain terms and conditions, to a total of up to US$16 million.

Subsequent to the end of the quarter GreenPower completed several transactions to recapitalize the Company. On January 8, 2026 the Company closed two term loans of $2.5 million each, for $5 million in total, from two family offices. The proceeds from the $5 million loans were used to repay the line of credit with Bank of Montreal. As a bonus for entering into the loan, one of the family offices received 3,205,128 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $0.78 per share. The second family office received, as a bonus for entering into the loan, 641,025 common shares of the Company.

The CIBC line of credit and CIBC instalment loan closing occurred on January 12, 2026. As a condition to this closing GreenPower repaid the Bank of Montreal line of credit with proceeds from the $5m term loans from two family offices and the remainder from a portion of the CIBC instalment loan. Two directors of the Company provided joint and several guarantees of up to $5 million in support of the CIBC credit facilities (the "Guarantees"). As a bonus for providing the Guarantees one of the directors received 2,016,129 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $1.24 per share. The second family office received, as a bonus for providing the Guarantees, 403,225 common shares of the Company.

On January 22, 2026 the Company converted $7 million of principal and accrued interest of loans with certain related parties of the Company into convertible debentures. The convertible debentures have a maturity date of January 22, 2029, and bear interest at 12% per annum. The principal amount of the convertible debentures are convertible at the option of the holders into common shares of the company at $0.99 per share.

On January 28, 2026 the Company announced that it had converted $2.85 million of loans with certain related parties of the Company into 3,000 Series B convertible preferred shares with a stated value of $3 million. The Series B Convertible Preferred Shares have a dividend rate of 9% per annum and each Series B Convertible Preferred Share is eligible to be converted into common shares of the Company at 105% of the stated amount of the Series B Convertible Preferred Share and are convertible at US$1.975 per Share, subject to adjustment as provided for in the rights and restrictions of the Series B Convertible Preferred Shares.

The Company manages its capital structure and makes adjustments to it based on available funds. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity, and further develop its sales, marketing, engineering, and technical resources. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon its ability to continue as a going concern. The Company will continue to rely on additional financings to support its operations and fulfill its capital requirements.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Three Months Ended
	31-Dec-25	31-Dec-24

Salaries and Benefits (1)	$141,975	$137,571
Consulting fees (2)	118,750	141,250
Non-cash Options Vested (3)	29,849	79,283
Total	$290,574	$358,104

	For the Nine Months Ended
	31-Dec-25	31-Dec-24

Salaries and Benefits (1)	$419,230	$415,219
Consulting fees (2)	363,750	423,750
Non-cash Options Vested (3)	196,794	576,751
Total	$979,774	$1,415,720

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Condensed

Interim Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, as well as Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at December 31, 2025 included $224,656 (March 31, 2025 - $263,538)  owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is  non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2025, the Company received loans totaling CAD $475,000 from FWP Holdings LLC ("FWP Holdings"), USD$250,000 from Koko Financial Services Inc. ("Koko"), and CAD$675,000 from 0851433 BC Ltd. FWP Holdings, Koko, and 08551433 BC Ltd. are all beneficially owned by the CEO and Chairman of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. Loans from FWP Holdings with a principal balance of CAD $3,670,000 matured on March 31, 2023 however the principal balance remains outstanding as at December 31, 2025. The Company has agreed to grant FWP Holdings a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders. The Company and Countryman Investments Limited, a company that is beneficially owned by a director of the Company, and Koko Financial Services, FWP Holdings LLC, 0851433 B.C. Ltd., and FWP Acquisition Corp. companies that are beneficially owned and controlled by the CEO and Chairman of the Company, (collectively the "Subordinated Lenders"), entered into a postponement and subordination agreement with the term loan facility lender under which the parties agreed that the loans from the Subordinated Lenders would be subordinate to the lender's security interests and that no payment will be made on the loans from the Subordinated Lenders before the full repayment of the term loan facility. As a result, loans from related parties that are covered under the postponement and subordination agreement are considered non-current liabilities.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

On May 13, 2025, the Company announced a term loan offering of up to $2,000,000 from several related party lenders. The loan will be advanced in tranches, have a term of 2-years, will bear interest at 12% per annum and as an inducement for entering into the loan the lenders will receive either loan bonus warrants or loan bonus shares. Proceeds from the loan have been allocated to the fair value of loans from related parties, to reserves for the loan bonus warrants issued, and to share capital for loan bonus shares issued. The Company has entered into five tranches of the loan for gross proceeds of $1.75 million as at December 31, 2025.

As an incentive to enter into the loans, the lenders were granted either bonus shares or bonus warrants. A total of 29,542 bonus shares were issued and 256,410 bonus warrants were issued to the related party lenders. At inception, the fair value of the loans issued during the nine months ended December 31, 2025 was recorded at $1.4 million, which resulted in an effective interest rate of approximately 24% over the term of the loans. The loans will be accreted using the effective interest rate method to $1.75 million plus accrued interest at the maturity date of the loans, and as at December 31, 2025 the carrying value of the loans was $1,588,914. At inception, the bonus shares and bonus warrants issued were recorded based on the residual value after determining the fair value of the host debt and valued at $125,000 and $225,002 respectively.

During the quarter ended December 31, 2025 the Company received loan advances of $350,000 each from FWP Acquisition Corp., a company that is beneficially owned CEO and Chairman of the Company, and Countryman Investments Limited, a company that is beneficially by a Directory of the Company. These advances made up part of the $2,500,000 received from each related party, for which the funds were used to settle the $6 million BMO Line of Credit.

During the quarter ended March 31, 2025 the Company received advances of $150,000 from Koko and CAD$50,000 from FWP Acquisition Corp. that were unsecured and non-interest bearing and were repaid during the quarter ended June 30, 2025. In addition, the Company received a further advance of $100,000 from Brendan Riley, President of the Company, that is unsecured and non-interest bearing. These amounts are included in loans payable to related parties on the Company's Consolidated Statements of Financial Position.

A director of the Company, David Richardson, and the Company's CEO and Chairman Fraser Atkinson, have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's operating line of credit.

On January 8, 2026 the Company closed two term loans of $2.5 million each, for $5 million in total, from two family offices which are related parties. The proceeds from the $5 million loans were used to repay the line of credit with Bank of Montreal (Note 10). As a bonus for entering into the loan, one of the family offices received 3,205,128 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $0.78 per share. The second family office received, as a bonus for entering into the loan, 641,025 common shares of the Company.

The CIBC line of credit and CIBC instalment loan closing occurred on January 12, 2026. As a condition to this closing GreenPower repaid the Bank of Montreal line of credit with proceeds from the $5m term loans from two family offices and the remainder from a portion of the CIBC instalment loan. Two directors of the Company provided joint and several guarantees of up to $5 million in support of the CIBC credit facilities (the "Guarantees"). As a bonus for providing the Guarantees one of the directors received 2,016,129 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $1.24 per share. The second director received, as a bonus for providing the Guarantees, 403,225 common shares of the Company.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

On January 22, 2026 the Company converted $7 million of principal and accrued interest of loans with certain related parties of the Company into convertible debentures. The convertible debentures have a maturity date of January 22, 2029, and bear interest at 12% per annum. The principal amount of the convertible debentures are convertible at the option of the holders into common shares of the company at $0.99 per share.

On January 28, 2026 the Company announced that it had converted $2.85 million of loans with certain related parties of the Company into 3,000 Series B convertible preferred shares with a stated value of $3 million. The Series B Convertible Preferred Shares have a dividend rate of 9% per annum and each Series B Convertible Preferred Share is eligible to be converted into common shares of the Company at 105% of the stated amount of the Series B Convertible Preferred Share and are convertible at US$1.975 per Share, subject to adjustment as provided for in the rights and restrictions of the Series B Convertible Preferred Shares.

New and Amended Standards

Basis of presentation

GreenPower has applied the same accounting policies and methods of computation in its Consolidated Condensed Interim Financial Statements as in the annual audited financial statements for the year ended March 31, 2025, except for the following which either did not apply to the prior year or are amendments which apply for the current fiscal year.

Adoption of accounting standards

Certain new accounting standards have been published by the IASB that are effective for annual reporting periods beginning on or after January 1, 2025, as follows:

  IAS 21 - the effect of changes in Foreign Exchange rates (effective January 1, 2025)

Amendments to this standard did not cause a change to the Company's financial statements.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB that are mandatory for the annual period beginning April 1, 2026. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

Loans with attached bonus warrants or bonus shares

Accounting policy

The Company has issued loans that included either (i) bonus warrants or (ii) bonus shares to the lender. The loan component is a financial liability initially recognized at fair value within the scope of IFRS 9 Financial Instruments with the remaining consideration applied to the residual equity components.

Loans with attached bonus warrants

Attached warrants are evaluated separately under IAS 32 Financial Instruments: Presentation to determine whether they meet the definition of an equity instrument or a financial liability. Where the warrants meet the definition of an equity instrument (i.e., they will be settled by the exchange of a fixed number of the Company's own equity instruments for a fixed amount of cash), the proceeds from the financing are allocated first to the host debt with the residual being applied to the equity component.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

The amount allocated to the warrants is recorded in equity under "warrants reserve".

Loans with attached bonus shares

The amount allocated to the bonus shares is recorded in equity under "share capital" or "share-based payments reserve" (as applicable).

Subsequent measurement

The loan liability is subsequently measured at amortized cost using the effective interest method, with interest expense recognized in profit or loss over the term of the loan. Warrants classified as equity remain in equity until exercised or expire unexercised. Bonus shares are not subsequently remeasured.

Significant judgements

Management exercises judgement in the following areas related to the loans with attached bonus warrants or bonus shares:

  Determining the fair value of the host debt;
  Selecting the appropriate valuation model and key assumptions for inputs to the Black-Scholes model used to value the warrants;
  Determining whether the warrants meet the "fixed-for-fixed" criterion in IAS 32 to be classified as equity;
  Determining the appropriate classification for the fair value of bonus shares in equity.

Critical Accounting Estimates

Management has made certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period. Actual outcomes could differ from these estimates. The impacts of such estimates may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting judgements and estimates

i. The determination of the functional currency of the Company and of each entity within the consolidated Company.

ii. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern.

iii. The determination that a portion of loans payable to related parties outstanding as at December 31, 2025 and March 31, 2025 is a non-current liability.

iv. The determination of the fair value of related party loans and the allocation of residual values to bonus shares and bonus warrants.

Critical accounting estimates and assumptions

i. The determination of the discount rates used to discount finance  lease receivables and lease liabilities.

ii. The estimated accrual rate for the warranty provision on the sale of all-electric vehicles.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

iii. The classification of leases as either financial leases or operating leases.

iv. The determination that the Company should record of $310,000 for potential judgements for legal matters.

v. The determination of an allowance for doubtful accounts on the Company's trade receivables.

vi. The estimate of the useful life of equipment.

vii. The estimate of the net realizable value of inventory.

viii. Estimates underlying the recognition of proceeds from government vouchers and grants.

ix. Estimates underlying the determination of the carrying value of the West Virginia lease liability and right of use asset.

x. Estimates underlying the calculation of deferred income tax assets and deferred income tax recovery.

xi. The determination of overheads to be allocated to inventory and charged to cost of sales.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, finance lease receivables, restricted deposit, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, other liabilities and lease liabilities.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, finance lease receivable and restricted deposit. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

The Company's cash is comprised of cash bank balances, and the Company's restricted deposit is an interest-bearing term deposit. Both cash and the restricted deposit are held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal credit risk on these assets. The Company assesses the credit risk of its account receivable and finance lease receivables at each reporting period end and on an annual basis. As at December 31, 2025 the Company recorded an allowance for doubtful accounts of $346,445 against its accounts receivable (March 31, 2025 - $563,152).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations.  The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit and its term loan facility. The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At December 31, 2025, the Company was exposed to currency risk through the following financial assets and liabilities in Canadian Dollars:

CAD
Cash	$10,939
Accounts Receivable	$-
Prepaids and deposits	$10,988
Finance Lease Receivable	$32,000
Accounts Payable and Accrued Liabilities	$(1,042,103)
Related Party Loan	$(5,867,146)

The CDN/USD exchange rate as at December 31, 2025 was $0.7296 (March 31, 2025 - $0.6956). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $500,164 to net income/loss.

Outlook

For the immediate future, the Company plans to:

  Move the company's base for North American operations and US corporate headquarters to the State of New Mexico. The Company will receive a $5 million award from the state and $4.6 million in job training incentive funds.

  Continue to deliver on the various components of the Pilot Program with the state of New Mexico

  Continue to focus its sales efforts on states and regions with mandates to support the adoption of all-electric medium and heavy duty vehicles;

  Complete production and delivery of several models of EV Stars and BEAST school buses currently in various stages of production;

  Deliver the remaining vehicles in finished goods inventory;

  Evaluate and consider entering into new sources of financing to fund the business;

  Search for ways to reduce costs in the Company's operations;

  Evaluate the impact of tariffs on the Company's business and product lines and develop a strategy to mitigate these impacts, wherever possible.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

Capitalization and Outstanding Security Data

On September 8, 2025 the Company completed a 10 for 1 consolidation of its common shares. All references to common shares outstanding have been retrospectively adjusted for the share consolidation. In addition, the number of warrants and options convertible into the Company's shares, and the exercise price of these warrants and options, has been retrospectively adjusted for the 10 for 1 share consolidation due to the terms of the Company's warrants and options.

As of December 31, 2025 the Company had 3,367,227 common shares issued and outstanding and 849 Series A convertible preferred shares issued and outstanding.

An incentive stock option plan was established for the benefit of directors, officers, employees and consultants of the Company. As of December 31, 2025, there are 206,300 options outstanding, and 428,910 common share warrants outstanding.

As at February 11, 2025 the Company had 5,029,291 common shares issued and outstanding, 425 Series A convertible preferred shares issued and outstanding, 3,000 Series B convertible preferred shares issued and outstanding, 205,175 options outstanding, and 5,650,167 warrants outstanding.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

Disclosure of Internal Controls

Management is responsible for establishing and maintaining disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner and that information required to be disclosed is reported within time periods prescribed by applicable securities legislation. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

As previously reported in our annual MD&A, in preparing our consolidated financial statements as of March 31, 2025 and 2024 and for the fiscal years ended March 31, 2025, 2024 and 2023 we determined that the ineffectiveness of the Company's internal control over financial reporting was due to the following material weaknesses in internal control over financial reporting:

• We did not design and maintain effective controls to account for transactions related to inventory including providing documented evidence of costing, existence and verification of inventories;

• We did not design and maintain effective controls relating to revenue recognition, including consistent and complete maintenance of supporting documentation for revenue transactions;

• We did not design and maintain effective controls to ensure complex and/or unusual transactions are appropriately accounted for and disclosed; and

• We did not design and maintain effective controls to prevent and/or detect errors in the accounting for and/or the disclosure of transactions.

During the quarter ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs.  Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives. The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

Competition in the Industry

The Company faces competition from existing manufacturers of all-electric medium and heavy-duty vehicles and buses, as well as manufacturers of traditional medium and heavy-duty vehicles. The Company competes in the zero-emission, or alternative fuel segment of this market. Over the past two years several firms that were previously direct competitors of GreenPower have gone bankrupt or otherwise ceased operating in the markets that GreenPower serves. As a result, competition in the markets that GreenPower serves has declined, and in certain markets GreenPower faces limited competition. Despite the reduction in competition, there is the potential for future competitors to enter the market and for competition to increase.

Reliance on Key Suppliers

Our products contain numerous purchased parts which we source globally directly from suppliers, some of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past, we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

No Dividend Payment History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Tariffs on Imported Goods

GreenPower sources components and parts to build its all-electric vehicles from suppliers globally, utilizes contract manufacturers located outside of North America for a portion of its all-electric vehicle production, and the importation of these parts, components and vehicles to North America are subject to tariffs which have recently increased and may increase further. The current US administration has significantly increased tariffs on US imports from virtually every country in the world. These tariffs have been in many cases amended, postponed, or changed in other ways since their initial announcements, and this has resulted in uncertainty over the quantum and duration of tariffs, and this lack of clarity has made it difficult to manage and mitigate the impacts of tariffs. The increase in and lack of clarity regarding tariffs on electric vehicles and certain parts and components used in the manufacture of electric vehicles that are imported to the United States from suppliers globally has increased costs for GreenPower, and led to delays on the processing and inspection of imported goods to the United States. The increased tariffs and importation delays has increased GreenPower's costs and has negatively impacted the financial results of the Company. While GreenPower's management is taking steps to mitigate the impact of planned tariff increases, including sourcing new manufacturers and contract manufacturers for certain products, this transition will take time, is subject to a number of risks, and GreenPower may not be able to mitigate the impact of any change in tariffs due to these risks.

Sales, Marketing, Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Cal start, the New Jersey Zero Emission Incentive Program ("NJZIP") operated by the New Jersey Economic Development Authority (NJEDA), the Specialty-Use Vehicle Incentive ("SUVI") Program funded by the Province of British Columbia, Canada, the Incentives for Medium and Heavy Duty Zero Emission Vehicles ("iMHZEV") program operated by the Canadian federal government, the clean trucks NYSERDA program and the New York Voucher Incentive Program in the state of New York, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or is otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects. GreenPower has made a strategic decision to focus its sales efforts and partnership decisions on states that have mandates to support the adoption of all-electric medium and heavy-duty vehicles. Changes to these mandates and support may lead to changes in the Company's efforts to focus on sales in specific states or regions.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

Litigation and Legal Proceedings

The Company filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia in 2019, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at December 31, 2025. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at December 31, 2025.

During April 2023 the Company repossessed 28 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary. The Company has been advised that the state of California has provided in a decision that GreenPower owes Green Commuter damages totaling $123,775 and that GreenPower may file for a motion to recover its legal fees from Green Commuter. GreenPower intends to file a motion for recovery of its legal fees from Green Commuter, and the legal fees are in excess of the damages awarded to Green Commuter. Since the Court's decision related to GreenPower's claim for recovery of its legal fees from Green Commuter is unknown, the Company continues to record a $110,000 contingent liability for this matter (March 31, 2025 $310,000).

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding. These requirements are subject to change and one regulatory environment is not indicative of another.

Cybersecurity risks

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business. The Company has not experienced a cybersecurity incident and has therefore not been affected by its exposure to cybersecurity risks. However, our business and operations may be materially adversely affected in the event of computer system failures or security or breaches due to cyber-attacks or cyber intrusions, including ransomware, phishing attacks and other malicious intrusions.

Provision for Warranty Costs

The Company offers warranties on the medium and heavy-duty vehicles and buses it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact future warranty claims include the success of the Company's productivity and quality initiatives as well as parts and labour costs. Actual warranty expense could differ from the provisions which are estimated by management, and these differences could be material and may negatively impact the company's financial results and financial position.

Reliance on Shipping

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. While these delays and cost increases are not currently at a level that they have caused a material disruption or negative impact to our profitability, these delays and costs may increase to a point that they may negatively impact our financial results and ability to grow our business.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2025 Discussion dated: as of February 12, 2026

Events after the reporting period

On January 8, 2026, the Company signed a credit agreement letter with CIBC pursuant to which CIBC agreed to enter into the following credit facilities with GreenPower Motor Company Inc., subject to customary closing conditions and conditions precedent:

  A revolving demand line of credit facility for up to $3 million, bearing interest at CIBC's US Base Rate plus 1.35%;
  A non-revolving demand instalment loan of $2 million, bearing interest at CIBC's US Base Rate plus 1.35%. The loan has a term of 36 months, with monthly payments of interest only for the first 12 months, and repayment terms for the loan principal to be determined after the interest only period;
  A standby letter of credit facility of up to $450,000 subject to security requirements;
  A standby letter of credit facility of up to $2,500,000 which is required to be secured by an Account Performance Security Guarantee (APSG) from EDC;
  A credit card facility of up to CDN $100,000.

On January 8, 2026 the Company closed two term loans of $2.5 million each, for $5 million in total, from two family offices. The proceeds from the $5 million loans were used to repay the line of credit with Bank of Montreal. As a bonus for entering into the loan, one of the family offices received 3,205,128 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $0.78 per share. The second family office received, as a bonus for entering into the loan, 641,025 common shares of the Company.

The CIBC line of credit and CIBC instalment loan closing occurred on January 12, 2026. As a condition to this closing GreenPower repaid the Bank of Montreal line of credit with proceeds from the $5m term loans from two family offices and the remainder from a portion of the CIBC instalment loan. Two directors of the Company provided joint and several guarantees of up to $5 million in support of the CIBC credit facilities (the "Guarantees"). As a bonus for providing the Guarantees one of the directors received 2,016,129 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $1.24 per share. The second family office received, as a bonus for providing the Guarantees, 403,225 common shares of the Company.

On January 22, 2026 the Company converted $7 million of principal and accrued interest of loans with certain related parties of the Company into convertible debentures. The convertible debentures have a maturity date of January 22, 2029, and bear interest at 12% per annum. The principal amount of the convertible debentures are convertible at the option of the holders into common shares of the company at $0.99 per share.

On January 28, 2026 the Company announced that it had converted $2.85 million of loans with certain related parties of the Company into 3,000 Series B convertible preferred shares with a stated value of $3 million. The Series B Convertible Preferred Shares have a dividend rate of 9% per annum and each Series B Convertible Preferred Share is eligible to be converted into common shares of the Company at 105% of the stated amount of the Series B Convertible Preferred Share and are convertible at US$1.975 per Share, subject to adjustment as provided for in the rights and restrictions of the Series B Convertible Preferred Shares.

Between January 6 and January 9, 2026 a total of 617,814 common shares were issued pursuant to the conversion of 424 Series A convertible preferred shares, and between January 1 and February 12, 2026, 1,125 stock options were forfeited with a weighted average exercise price of $15.47.